EXHIBIT 99.1

Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2013 and 2012
(Expressed in Canadian Dollars)
(Unaudited)

EXETER RESOURCE CORPORATION

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Vancouver, Canada
August 12, 2013

Exeter Resource Corporation Condensed Interim Consolidated Statements of Financial Position (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		June 30, 2013	December 31, 2012
Assets

Current
Cash and cash equivalents	(Note 4)	$45,212	$55,237
Amounts receivable and prepaid expenses		379	829
Due from related party	(Note 9)	84	95
Other financial assets	(Notes 3 and 5)	125	–
		45,800	56,161

Property and equipment		159	164
		$45,959	$56,325

Liabilities

Current
Accounts payable and accrued liabilities		$487	$876
Due to related parties	(Note 9)	22	50
		509	926

Shareholders’ Equity

Share capital	(Note 7)	246,089	246,089
Contributed surplus		42,755	40,337
Deficit		(243,312)	(231,043)
Accumulated other comprehensive (loss) gain		(82)	16
		45,450	55,339
		$45,959	$56,325

Contractual Obligations                                                       (Note 12)

Approved by the Directors:
“John Simmons”	Director
“Robert Reynolds”	Director

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		Three months ended June 30		Six months ended June 30
		2013	2012	2013	2012
Income
Interest income		$166	$205	$341	$424
Expenses
Accounting and audit		22	27	38	45
Administration salaries and consulting	(Note 8)	438	159	812	562
Directors’ fees	(Note 8)	394	369	901	1,164
Foreign exchange (gain) loss		(4)	(30)	15	(38)
General and administration	(Note 11)	142	185	339	415
Legal fees		17	9	41	29
Management fees	(Note 8)	263	653	589	1,678
Mineral property exploration expenditures	(Notes 6 and 8)	4,619	5,443	9,440	11,881
Shareholder communications		217	181	341	392
Stock exchange listing and filing fees		28	2	94	105
		6,136	6,998	12,610	16,233
Net loss for the period		$5,970	$6,793	$12,269	$15,809
Other comprehensive (income) loss for the period
Items that may be reclassified to profit or loss:
Currency translation difference		4	(25)	(27)	44
Unrealized loss on available-for-sale
Investments	(Note 5)	125	–	125	–
Net loss and comprehensive loss for the period		$6,099	$6,768	$12,367	$15,853

Basic and diluted loss per common share from loss for the period		$(0.07)	$(0.08)	$(0.14)	$(0.18)
Weighted average number of common shares outstanding		88,407,753	88,244,551	88,407,753	88,104,289

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Coporation Condensed Interim Consolidated Statements of Cash Flow (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

For the six months ended June 30,		2013	2012

Operating Activities
Net loss for the period		$(12,269)	$(15,809)
Non-cash items:
Amortization		25	86
Share-based compensation	(Note 8)	2,418	3,536
		(9,828)	(12,187)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		458	(173)
Due from related parties		11	17
Due to related parties		(28)	7
Accounts payable and accrued liabilities		(396)	24
Cash flows from operating activities		(9,781)	(12,312)
Financing Activities
Issue of share capital for cash		–	2,006
Cash flows from financing activities		–	2,006
Investing Activities
Acquisition of property and equipment		(22)	(69)
Acquisition of investment securities		(250)	–
Cash flows from investing activities		(272)	(69)
Effect of foreign exchange rate change on cash and cash equivalents		28	78
Net decrease in cash and cash equivalents		(10,025)	(10,297)
Cash and cash equivalents – beginning of the period		55,237	71,926
Cash and cash equivalents – end of the period		$45,212	$61,629

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Coporation Condensed Interim Consolidated Statements of Cash Flow (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		Issue Share Capital
		Number of Shares	Amount	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

Balance - December 31, 2011		87,325,753	$242,270	$34,587	$(205,817)	$(56)	$70,984
Activity during the period:
–	Exercise of stock options	1,022,000	2,006	–	–	–	2,006
–	Contributed surplus allocated on exercise of options	–	1,581	(1,581)	–	–	–
–	Share-based compensation	–	–	3,536	–	–	3,536
–	Other comprehensive income	–	–	–	–	44	44
–	Net loss for the period	–	–	–	(15,809)	–	(15,809)
Balance - June 30, 2012		88,347,753	$245,857	$36,542	$(221,626)	$(12)	$60,761
Activity during the period:
–	Exercise of stock options	60,000	74	–	–	–	74
–	Contributed surplus allocated on exercise of options	–	158	(158)	–	–	–
–	Share-based compensation	–	–	3,953	–	–	3,953
–	Other comprehensive income	–	–	–	–	28	28
–	Net loss for the period	–	–	–	(9,417)	-	(9,417)
Balance - December 31, 2012		88,407,753	$246,089	$40,337	$(231,043)	$16	$55,399
Activity during the period:
–	Share-based compensation	–	–	2,418	–	–	2,418
–	Other comprehensive loss	–	–	–	–	(98)	(98)
–	Net loss for the period	–	–	–	(12,269)	–	(12,269)
Balance - June 30, 2013		88,407,753	$246,089	$42,755	$(243,312)	$(82)	$(12,269)

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Coporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2013 and 2012 (Unaudited)

1.	Nature of Business

Exeter Resource Corporation (“Exeter” or the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, it is engaged in the acquisition and exploration of mineral properties located in the Americas.

The Company is in the process of exploring its mineral properties. The continued operations of the Company is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE MKT.  The Company’s head office is located at 1660 - 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

2.	Basis of Preparation

These condensed interim consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Accordingly, the accounting policies followed by the Company are set out in Note 4 of the audited consolidated financial statements for the year ended December 31, 2012, and have been consistently followed in the preparation of these condensed interim consolidated financial statements, except as described below. These condensed interim consolidated financial statements have been prepared in accordance with IFRS, as applicable to interim financial reports including IAS 34 ‘Interim Financial Reporting’. These condensed interim consolidated financial statements do not include all the information and note disclosure required by IFRS for annual financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012.  These condensed interim consolidated financial statements were approved by the Board of Directors on August 12, 2013.

As of January 1, 2013, the Company adopted the new and amended IFRS pronouncements in accordance with the transitional provisions outlined in the respective standards as listed below.

a)	Pronouncement affecting financial statement presentation or disclosures

i)	IFRS 12, Disclosure of interests in other entities

The Company adopted IFRS 12 on January 1, 2013. IFRS 12 establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities.

The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. IFRS 12 does not require the disclosures to be included for any period that precedes the first annual period for which IFRS 12 is applied. Additional disclosures will be included in the Company’s annual consolidated financial statements for the year ending December 31, 2013.

ii)	IFRS 13, Fair value measurement

The Company adopted IFRS 13 with prospective application from January 1, 2013. IFRS 13 is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date.

The adoption of IFRS 13 did not have an effect on the Company’s condensed interim consolidated financial statements for the current period. The disclosure requirements of IFRS 13 will be incorporated in the annual consolidated financial statements for the year ending December 31, 2013.

Exeter Resource Coporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2013 and 2012 (Unaudited)

2.	Basis of Preparation (Continued)

iii)	Amendment to IAS 1, Presentation of Financial Statements

The Company adopted the amendments to IAS 1 on January 1, 2013, with retrospective application. The amendments to IAS 1 require items to be grouped within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified.

The adoption of the IAS 1 amendments did not have an effect on the Company’s condensed interim consolidated financial statements for the current period or prior period.

iv)	Amendment to IAS 34, Interim financial reporting

The Company adopted the amendments to IAS 34 effective January 1, 2013. IAS 34 was amended to establish criteria for disclosing total segmented assets and require certain fair value disclosures. The fair value disclosures have been incorporated into these condensed interim consolidated financial statements.

b)	Pronouncements affecting accounting policies only

i)	IFRS 10, Consolidated financial statements

The Company adopted IFRS 10 on January 1, 2013 with retrospective application. IFRS 10 requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation – Special Purpose Entities.

The Company has concluded that IFRS 10 did not have an effect on the consolidated financial statements for the current period or prior periods presented as the adoption did not result in a change in the consolidation status of any of the subsidiaries.

ii)	IFRS 11, Joint arrangements

The Company adopted IFRS 11 on January 1, 2013 with retrospective application. IFRS 11 requires a venturer to classify its interest in a joint agreement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation.

The Company has concluded that IFRS 11 did not have an effect on the consolidated financial statements for the current period or prior periods presented as the Company does not have any joint arrangements.

c)	New accounting policy

The Company has adopted the following new accounting policy for financial assets as result of the shares acquired in San Marco Resources Inc. (“San Marco”) (Note 5).

i)	Financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated on initial recognition as available-for-sale or are not classified as (a) loans and receivables; (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.  Available-for-sale assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income.

Available-for-sale financial assets comprise equity securities.

Exeter Resource Coporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2013 and 2012 (Unaudited)

3.	Financial Instruments

Financial assets and liabilities that are recognized on the statement of financial position at fair value can be classified in a hierarchy that is based on the significance of the inputs used in making the measurements.  The levels in the hierarchy are:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

(in thousands)	Quoted prices in active markets for identical assets (Level 1)
Financial Asset Available-for-sale investments carried at fair value
Shares	$125
Total	$125

The Company has no financial assets or financial liabilities measured at fair value classified as level 2 or level 3.

The carrying amount of accounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to the short term of these financial instruments.

4.	Cash and Cash Equivalents

(in thousands)	June 30, 2013	December 31, 2012
Cash
Investment savings accounts	$45,212	$23,175
Guaranteed investment certificates	–	32,062
Total	$45,212	$55,237

5.	Other Financial Assets

The Company holds 1,562,500 common shares in San Marco (see note 6(a)).

	2013	2012
Number of shares held	1,562,500	–

(in thousands)
Cost	$250	$–
Market value – beginning of period	$250	$–
Change in fair value	(125)	–
Market value – end of period	$125	$–

Exeter Resource Coporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2013 and 2012 (Unaudited)

6.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

CHILE

Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile.  Under the terms of the agreement, the Company had the right to earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling with the vendor retaining a 3% net smelter royalty (“NSR”) in the properties.

Having met the requirements to earn its interest in the properties, effective February 14, 2011 the Company exercised its option and acquired the properties subject to the NSR and the vendor’s buy back right by re-paying certain of the Company’s expenditures incurred on the property if the property is not put into production by March 2026. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity. The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$750,000 paid to June 30, 2013) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and NSR will be payable.

Sideral project

On March 1, 2011 the Company announced it had entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project. The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years. After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a deposit of greater than 100 million tons at a grade of +0.5% copper has been made. Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR. The Company has the right to purchase 50% of the NSR for $10 million.

Water rights option

On February 4, 2011 the Company entered into an option on water rights to a total volume of 300 litres per second from a private Chilean company. The rights related to surface water flows and were consumptive in nature.  Option payments incurred totalled US$1,100,000.  In June 2013 the Company withdrew from the option.

Water joint venture agreement

On June 3, 2013 the Company announced that its Chilean subsidiary, Minera Eton, had entered into a joint venture agreement (“JV”) with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation. The JV covers the potential exploration for subsurface water associated with granted tenement at Laguna Verde and tenement applications at Cuenca Two, located in northern Chile. Each company will own a 50% interest in each water tenement that is granted and will incur 50% of the costs associated with exploration.  Exeter has committed US$500,000 to the JV for water exploration.

Exeter Resource Coporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2013 and 2012 (Unaudited)

6.	Mineral Properties - Acquisition and Exploration Costs (Continued)

Land easement

On June 10, 2013 the Company announced that its application for surface rights had been granted by the Chilean Government.  The Company already has a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area, and the new easement extends this area to cover most of its additional tenements as well as surfaces that may be required for Caspiche development.  The Company paid US$1.5 million and is required to make 10 payments of approximately US$600,000 annually commencing December 31, 2013 to maintain the easement which is valid for the duration of potential mining activity at Caspiche.

MEXICO

On March 4, 2013, the Company announced that it had entered into two option and joint venture agreements with Canadian company, San Marco, for the exploration of the Angeles and La Buena gold-silver properties located in Mexico.

Angeles

Pursuant to the agreement, Exeter can earn an initial 51% in the Angeles property by staged expenditures totalling $10.0 million over 4 years (“Stage One – Angeles”) and an additional 19%, over the next 3 years, for a total of 70%, by spending an additional $10.0 million in exploration expenditures (“Stage Two – Angeles”). Exeter is also required to make cash payments totaling $950,000 staged over 7 years ($100,000 paid).  All cash payments are to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day volume weighted average price (“VWAP”) of San Marco’s shares on the TSX Venture Exchange.

Exeter has committed to first year expenditures of $1.0 million at Angeles, which is largely related to 2,500 m of drilling at the La Bonanza and La Verde target areas. The Company can withdraw from the option at any time after the first year without penalty.

Stage One – Angeles
Purchases of San Marco common shares are as follows:
(i)	$100,000 on completion of due diligence (acquired 625,000 common shares (see note 5));
(ii)	additional $100,000 by January 7, 2014;
(iii)	additional $150,000 by January 7, 2015; and
(iv)	additional $150,000 by January 7, 2016,
for total Stage One  cash payments of $500,000.

Exploration expenditures are as follows:
(i)	$1.0 million by December 31, 2013 ($895,000 incurred and advanced);
(ii)	additional $1.5 million by December 31, 2014;
(iii)	additional $3.0 million by December 31, 2015; and
(iv)	additional $4.5 million by December 31, 2016,
for total Stage One  exploration expenditures of $10.0 million.

Exeter Resource Coporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2013 and 2012 (Unaudited)

6.	Mineral Properties - Acquisition and Exploration Costs (Continued)

Stage Two – Angeles
Purchases of San Marco common shares are as follows:
(i)	additional $150,000 by April 7, 2017;
(ii)	additional $150,000 by April 7, 2018;
(iii)	additional $150,000 by April 7, 2019,
for total Stage Two cash payments of $450,000 and cumulative cash payments of $950,000.

Exploration expenditures are as follows:
(i)	additional $3.0 million by March 31, 2018;
(ii)	additional $3.0 million by March 31, 2019; and
(iii)	additional $4.0 million by March 31, 2020,
for total Stage Two exploration expenditures of $10.0 million and cumulative expenditures of $20.0 million.

La Buena

Pursuant to the agreement, Exeter can earn 60% in the La Buena property by spending $15.0 million in exploration expenditures and by making cash payments of $650,000 staged over 5 years ($150,000 paid). All cash payments are to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day VWAP.

Exeter has committed to first year expenditures of $1.4 million, which includes 2,500 m of drilling.  The Company can withdraw from the option at any time after the first year without penalty.

Purchases of San Marco common shares are as follows:
(a)	$150,000 on completion of due diligence (acquired 937,500 common shares (see note 5));
(b)	additional $150,000 by March 7, 2014;
(c)	additional $100,000 by March 7, 2015;
(d)	additional $100,000 by March 7, 2016; and
(e)	additional $150,000 by March 7, 2017,
for total cash payments of $650,000.

Exploration expenditures are as follows:
(a)	$1.4 million by March 1, 2014 ($601,000 incurred and advanced);
(b)	additional $1.6 million by March 1, 2015;
(c)	additional $2.7 million by March 1, 2016;
(d)	additional $3.5 million by March 1, 2017 and
(e)	additional $5.8 million by March 1, 2018,
for total exploration expenditures of $15.0 million.

Exeter Resource Coporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2013 and 2012 (Unaudited)

6.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

The tables below shows the Company’s exploration expenditures for the periods ended June 30, 2013 and 2012.

(in thousands)	2013			2012

	Mexico	Chile	Total	Chile Total
Assays	$19	$44	$63	$106
Consultants and contractors	23	406	429	1,603
Drilling	354	2,315	2,669	3,812
Engineering and geological*	585	933	1,518	940
Environmental	18	9	27	58
Field camp	21	361	382	1,463
IVA tax	99	513	612	964
Legal and title	64	410	474	490
Metallurgical *	1	146	147	611
Office operations	89	171	260	143
Resource development	–	33	33	77
Travel	68	228	296	480
Wages and benefits *	84	673	757	901
Water rights option/Access payments	–	1,773	1,773	233
Exploration costs	$1,425	$8,015	$9,440	$11,881
Cumulative exploration costs	$1,425	$80,146	$89,586	$75,462

* Includes share-based compensation as reflected below:

(in thousands)	2013			2012
	Mexico	Chile	Total	Chile Total
Engineering and geological	$43	$376	$419	$279
Metallurgical	–	75	75	232
Wages and benefits	–	153	153	164
Total	$43	$604	$647	$675

Exeter Resource Coporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2013 and 2012 (Unaudited)

7.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

The Company has issued shares of its capital stock as follows:

	June 30, 2013		December 31, 2012
	Number of Shares	Amount (in thousands)	Number of Shares	Amount (in thousands)
Balance, beginning of period	88,407,753	$246,089	87,325,753	$242,270
Issued during the period for:
Cash
Exercise of options	–	–	1,082,000	2,080
Contributed surplus allocated
Exercise of options	–	–	–	1,739
Balance, end of period	88,407,753	$246,089	88,407,753	$246,089

8.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), which was approved by shareholders on May 31, 2013, with the following principal elements: (a) the aggregate number of shares issuable pursuant to options granted will not exceed 10% of the issued and outstanding shares of the Company at the time of grant; (b) insider participation may not exceed 10% of the issued and outstanding shares; (c) a maximum term of ten years; and (d) unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date.  No stock options can be granted under the Plan until the number of stock options outstanding falls below 10% of the issued and outstanding common shares of the Company.

A summary of the changes in share options during the period is as follows:

	June 30, 2013		December 31, 2012

	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of period	10,530,150	$1.79	12,428,400	$4.30
Granted	2,675,000	1.20	7,110,000	1.85
Exercised	–	–	(1,082,000)	1.92
Cancelled	(1,603,400)	2.22	(6,895,000)	5.25
Forfeited/expired	(1,188,750)	4.02	(1,031,250)	2.83
Options outstanding, end of period	10,413,000	$1.31	10,530,150	$1.79	*

There were nil (2012 - 1,082,000) options exercised during the period at an average exercise price of $nil (2012 - $1.92).

Exeter Resource Coporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2013 and 2012 (Unaudited)

8.	Stock Option Plan (Continued)

During the period, option holders voluntarily surrendered 1,603,400 (2012 – 6,895,000) options and the Company accounted for these as cancellations whereby the unvested balance of the original fair value was immediately expensed in the amount of $nil (2012 - $1,185,954).

*During 2012 the Company re-priced 1,238,000 options which ranged in price from $5.27 to $7.00, to an exercise price of $3.64 per option. These re-priced options had a fair value of approximately $1.04 per option, and the Company recognized $756,000 in share-based compensation from the re-pricing of these options.  The Company also re-priced 1,353,000 options which ranged in price from $2.60 to $6.20, to an exercise price of $1.27 per option.  These re-priced options had a fair value of approximately $0.34 per option, and the Company recognized $395,000 in share-based compensation from the re-pricing of these options.

The following table summarizes information about the stock options outstanding at June 30, 2013.
Outstanding Options				Exercisable Options
Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
1.01 - 2.00	10,043,000	4.32	$1.26	3,866,750	$1.26
2.01 - 3.00	295,000	0.98	2.54	295,000	2.54
3.01 - 4.00	75,000	1.92	3.76	75,000	3.76
	10,413,000	4.21	$1.32	4,236,750	$1.39

For the options granted during the period, the weighted average fair market value was $1.20 per share.

Share-based Compensation

The fair value of the 2,675,000 (2012 – 2,050,000) options granted by the Company during the periods ended June 30, 2013 and 2012 was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions:

	2013	2012
Expected annual volatility	70%	72%
Risk-free interest rate	1.42%	0.96%
Expected life	5 years	5 years
Expected dividend yield	0.0%	0.0%

Exeter Resource Coporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2013 and 2012 (Unaudited)

8.	Stock Option Plan (Continued)

Share-based compensation expense of $2,418,000 (2012 - $3,536,000) was recognised based on the vesting of options re-priced in 2012, the vesting of existing options from previous periods and also new options which were granted during the period with a corresponding amount allocated to contributed surplus.

    Share-based compensation has been allocated as follows:

(in thousands)	Three Months ended June 30		Six Months ended June 30
	2013	2012	2013	2012
Administration salaries and consulting	$252	$36	$499	$350
Directors’ fees	358	332	814	1,077
Management fees	203	531	458	1,434
Mineral property exploration expenditures	289	132	647	675
Total	$1,102	$1,031	$2,418	$3,536

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

9.	Related Party Transactions

a)
During the period ended June 30, 2013 a total of $451,000 (2012 - $672,000) was paid or accrued for related party transactions with directors or officers of the Company for management, consulting, rent and exploration fees. Amounts due to related parties of $22,000 at June 30, 2013 (December 31, 2012 - $50,000) are non-interest bearing and are due on demand.

During the period, the Company shared costs of certain common expenditures including administrative support, office overhead and travel with Rugby Mining Limited (“Rugby”).

b)
The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other. The net amount provided or incurred by the Company on behalf of Rugby during the period ended June 30, 2013 was $203,000 (2012 - $116,000). As at June 30, 2013, the Company had amounts receivable of $84,000 (December 31, 2012- $95,000) from Rugby. The amounts due from Rugby are non-interest bearing and are due on demand.

Exeter Resource Coporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2013 and 2012 (Unaudited)

10.           Executive Compensation

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers and the board of directors.

The following compensation has been provided to key management personnel for the six month periods  ended June 30, 2013 and 2012.

(in thousands)	2013	2012
Compensation - cash	$605	$568
Share-based payments	1,359	2,615
Total	$1,964	$3,183

11.           Expenses by Nature

General and administration expenses for the period ended June 30, 2013 and 2012 are:

(in thousands)	2013	2012
Amortization	$25	$82
Bank charges	5	7
Office	106	101
Rent	75	64
Telecommunications	13	11
Transfer agent	12	11
Travel and promotion	103	139
Total	$339	$415

12.	Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment, land easement payments and advance royalty obligations related to its properties. Except for current year property expenditure commitments of $1.6 million noted below related to the Angeles and La Buena properties  and the water JV, option payments and property expenditure obligations related to its projects are contingent on exploration results and can be cancelled at any time (see note 6(a)). Other financial commitments are summarized in the table below:

Payments Due by Year (in thousands)	Total	2013	2014 - 2015	2016 - 2017	2018 - 2024
Office and equipment leases	$638	$144	$456	$38	$-
Land easement payments	6,310	631	1,262	1,262	3,155
Property access agreements	28	21	7	–	–
Property expenditure obligations	1,629	1,629	–	–	–
Advance royalty payments	6,837	–	526	526	5,785
Total	$15,442	$2,425	$2,251	$1,826	$8,940

Exeter Resource Coporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2013 and 2012 (Unaudited)

13.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. The following disclosures are on a geographic basis:

As at June 30, 2013 (in thousands)	Canada	Mexico	Chile	Total
Cash and cash equivalents	$45,020	$–	$192	$45,212
Amounts receivable and prepaid expenses	249	71	59	379
Due from related parties	84	–	–	84
Other financial assets	125	–	–	125
Property and equipment	6	–	153	159
	45,484	71	404	45,959
Current Liabilities	(245)	–	(264)	(509)
	$45,239	$71	$140	$45,450
Three months ended June 30, 2013
Mineral property exploration expenditures	$–	$1,100	$3,519	$4,619
Net loss	$362	$1,100	$4,508	$5,970
Six months ended June 30, 2013
Mineral property exploration expenditures	$–	$1,425	$8,015	$9,440
Net loss	$1,491	$1,425	$9,353	$12,269

As at December 31, 2012 (in thousands)	Canada	Chile	Total
Cash and cash equivalents	$54,225	$1,012	$55,237
Amounts receivable and prepaid expenses	549	280	829
Due from related party	95	–	95
Property and equipment	11	153	164
	54,880	1,445	56,325
Current Liabilities	(416)	(510)	(926)
	$54,464	$935	$55,399
Three months ended June 30, 2012
Mineral property exploration expenditures	$-	$5,443	$5,443
Net loss	$1,291	$5,502	$6,793
Six months ended June 30, 2012
Mineral property exploration expenditures	$–	$11,881	$11,881
Net loss	$3,869	$11,940	$15,809